Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following is a transcript of remarks by Francis deSouza, President and Chief Executive Officer of Illumina, Inc. (the “Company”) at the Cowen Liquid Biopsy Summit held on September 24, 2020.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

Doug Schenkel Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

PRESENTATION

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

All right. Good afternoon, everyone. It’s my pleasure to welcome Francis deSouza, the Chief Executive Officer of Illumina, to Cowen’s Liquid Biopsy Summit. We also, from the company, have Alex Aravanis, the company’s Chief Technology Officer.

As it turns out, I wish I could say I planned this, but this has turned out to be a very timely meeting to set up a time to talk to Illumina, given their announcement on Monday that the company plans to acquire GRAIL at a valuation of about $8 billion. So we’re going to move away from the format that we use most of the day and just have a 30-minute discussion with Francis. And Alex, he’ll chime in, of course, on some of the technical questions to the extent that we have them. So thanks to both of you for being here.

Francis, before I get into it, I think you probably need to read a safe harbor. So I would do that for you if I had it, but if you want to -- if that’s something we need to do, why don’t we get that out of the way, and then we’ll get into the discussion.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Sure, Doug. So first of all, thank you and the entire Cowen team for having us on today in an extremely well-timed conference. And thank you, everyone, for listening.

So let me start with the safe harbor statement. I’ve been asked to remind you that my comments today could include forward-looking statements. You should refer to our SEC filings for a discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It is our intent that all forward-looking statements regarding our financial results and commercial activity made during today’s discussion will be protected under the private Securities Litigation Reform Act of 1995.

All right, Doug, let’s jump right in.

QUESTIONS AND ANSWERS

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

All Right. Sounds good. So listen, we have 25 minutes. So let me just cut to the chase here. Most heard your presentation on Monday. Many have heard GRAIL make a similar pitch on why liquid biopsy and why GRAIL is exciting.

With that said, the reaction to the deal, whether it’s what’s actually happened with the stock over the last week, the number of downgrades from the sell side, it hasn’t been positive. What do you think investors are missing? And what do you want to say today that you didn’t say on Monday to address some of the concerns?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

There are a number of things I’d like to highlight, Doug. First, our core business is strong. And if we look out into the coming years, we are confident that the core business will generate a double-digit revenue CAGR even without GRAIL. So we have a strong core business.

Secondly, this is a bold move for Illumina, but it’s consistent with the critical strategy we’ve been executing. Our strategy now for over a decade  has been that we want to be the platform provider of choice for all the market segments that we serve, both research and clinical. We’ve always said that there are a few segments that we think are big enough where we can make a meaningful contribution to accelerate the segment, and where we can provide a differentiated offering where we want to participate directly through end-to-end solutions.

You’ve seen us do that in NIPT. You saw us do that with large oncology panels like TSO 500. And so this is consistent with that strategy. The early detection of cancer segment is the largest segment in the clinical market we can see for the next decade, and the GRAIL product is very differentiated.

Next, I’d like to point out that the GRAIL acquisition gives us a leading position in that very large market opportunity. And the early detection of cancer market dwarfs the clinical markets we see today, NIPT and therapy selection for oncology combined.

And then finally, by participating directly in that segment with our own solution, it allows us as Illumina to get a larger percentage of the value created in that solution rather than just being the platform provider. So those are some of the things I’d like to highlight.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Thank you for that. And building off of some of what you said, Francis, you talked about the opportunity and what Illumina can bring to the table. We put out a liquid biopsy primer and market overview last week. There are dozens, if not hundreds of companies, targeting liquid biopsy development, including at the asymptomatic level.

We’ve already had Thrive present today. Exact’s kind of put their flag in the ground if that’s the metaphor or saying that indicated that they’re focused on asymptomatic multi-cancer screening. That’s just 2 of the few that are going to talk about that, and that’s just today. I guess the question is, why GRAIL?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. There are probably 3 things we liked a lot about GRAIL. First is that it has a primary -- and has always had a primary focus on early detection of cancers across multiple cancers. And so as you said, there are a number of companies, some terrific companies, in the liquid biopsy space, and they focus on different parts of the market. Some do therapy selections, some do MRD and recurrence monitoring, some do single-cancer detection. What we loved was that GRAIL from the ground up was always focused on liquid biopsy for early detection pan cancer. So we love the focus.

Second, it’s clear to us and became clear over the last year that from that perspective, GRAIL is ahead of the market. It’s ahead of the market in terms of the performance characteristics that its technologies have been able to achieve in terms of sensitivity, the ability to detect 50 cancers, sensitivity, identified tissue of origin, and it’s also ahead of the market in terms of time lines. We expect that when Galleri comes out onto the market next year, it will be the first test of its kind to come on to the market.

And then finally, we love that it has a very differentiated offering. The GRAIL team has 230 patents issued already, 170 patents pending. And so the focus, the fact that they’re ahead in the market and the fact that they have a very differentiated offering, were all really interesting to us.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

So the TAM is huge, and you’ve articulated that this doesn’t signal some sign of concern when it comes to the base business. And I think that’s important because you’ve made the point that there’s parallels between this and what happened over a decade ago when Illumina acquired Solexa. That was obviously a very successful and bold move, and it wasn’t immediately embraced by Wall Street. Obviously, it’s turned out well.

If you hadn’t done Solexa, though, arguably, you would have been in trouble. I mean we saw what happened with Affymetrix, by not moving into sequencing. So I think you’ve addressed this, but this wasn’t a deal you felt you needed to do because of the core.

I think the other thing with Solexa is Illumina, my understanding is, had sequencing development programs in place at the time of the Solexa deal. But you identified -- the company identified the right technology and essentially accelerated time lines by 2 years. So those are all, I think, things that hopefully will make people feel better. And again, we all know that the TAM is huge here. All that being said, it’s going to take years, at least in my opinion, to see if GRAIL is going to work in a way that justifies this valuation or the dilution that shareholders will need to endure to see if this is going to be a success or not. It’s not going to be binary. There will be revenue, but I think it’s really unclear if this is grand slam or a single. And if it’s a single, it’s pretty expensive.

GRAIL, from the start -- and I’ve been excited about it like many others forever. But when GRAIL got announced 5 years ago, I think many of us, including me, viewed this as kind of a 10-year journey to see if it’s going to work. We’re in year 5 or year 6. Technology is evolving very quickly. What is special today may not be special in 3 to 5 years. So long buildup, acknowledging some of the things that I think investors wanted to hear more about that I think are positive, I still think there’s a big question as to why you need to do this now.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

So let’s talk about the why now question, and we really do believe that we’re in an inflection point in the early detection of cancer market. And we’re at a place with a binary risk about will the product work or not is largely behind us.

So let me give you some of the context, right? When we, first in 2015, conceived of the idea of using a blood test to detect cancer early, we did that because we were running in IPT samples, and we saw examples of normal maternal DNA in the blood test. We knew the baby was fine, but there was something happening with the mother. And so we reported it to the doctor, and the doctor followed the mothers. And it turned out in all of those cases, the mothers had cancer and didn’t know about it.

So that was the first moment we thought it might be possible to detect cancer in the blood. We did about a year’s worth of work and said, there’s something here, but there were lots of questions that need to be answered. Can you detect all types of cancers or only certain types? What stages of cancer can you detect? Is it just late stage? Or on the other end, are you getting too many stage zero cancers, which would never actually develop into pre cancers and are pre cancers? And then what technology should you use? Are you looking for chromosomal abnormalities, methylation patterns, mutation patterns, mutational burden?

So there were lots of questions, and some of these were binary questions because if you don’t get the characteristics, right, for example, you have too many false positives. You don’t have a product at all. And so at that time, in 2016, we felt the right strategy was to spin it out and encourage many players to come into the space and try different approaches so we could see which one would work, if any.

And so we followed the space for a number of years. And it was really in the last year with the data that GRAIL started to publish from its large-scale clinical studies at ASCO, at ESMO, the peer-reviewed journal that they published earlier this year that gave us comfort to realize wait, I think, they’ve cracked the code. Their technology works. It’s been tested in very large numbers, and the data has been peer reviewed. And so there will be a product that works, and the GRAIL team is ahead.

So that made us start to shift our thinking to say we’ve identified, a, that the binary risk seems to be behind us now, that there is a product that meets the characteristics that will be successful; and then two, that GRAIL has the right approach, and it’s differentiated. And so we started looking at it more seriously and with GRAIL getting to commercialize its products next year, we realized that we could really accelerate the development   of this market if we acquired GRAIL now.

And so that’s sort of the why now. They have a product, it’s demonstrated that the binary risk is largely retired. And that if we get involved now, we can accelerate the development of what’s going to be the largest genomic application we’ve ever seen.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. So that makes sense. I get the logic. And maybe this is redundant, but I mean, I’ve got this question over and over again, and I don’t have a great answer. You already own 15% or so of GRAIL. You supply instruments and consumables to GRAIL. So if they were going to -- if they were successful the way you think they can be successful, Illumina was going to make a lot of money off of that. And that doesn’t factor in the fact that you actually were getting a pretty robust royalty or set up to get a pretty robust royalty on product sales.

So simply put, you were going to benefit a lot from GRAIL’s growth whether you owned it fully or whether you just kept it going as is. If you wanted to get a hold -- more of a hold on the optionality, you could have just increased your ownership on the deal, put yourself on the cover. And instead, you’re valuing the deal at the company at around $8 billion. On top of it, you’re agreeing to pay a royalty, and you’re directly taking on the dilution and development risk.

I mean, is it just as simple as this was the cost of doing business, this was the right horse and you’re that excited about the opportunity and there was no other alternative? It just seems like the timing and the structure could have been different.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Look, we had a great set up with GRAIL, so -- and that’s why we chose it to be set up that way. But as we started to think about it earlier this year, there are a number of reasons why we chose to change from that to what we believe is a much better situation for Illumina shareholders.

First, as we did the financial analysis, moving from selling platforms to GRAIL and participating in the revenue stream to owning GRAIL is significantly value-accretive to Illumina shareholders compared to the previous model. And so we ran those models in many different ways. We’ve put in conservative assumptions. But in terms of value to Illumina shareholders, owning it creates significantly more value.

But then there were some strategic reasons, too. First of all, by owning GRAIL, we felt we could significantly accelerate their plan and the whole market for the early detection of cancer. And whatever accelerates that market is really good for Illumina because it drives sequencing revenue. So one, we could accelerate it even beyond where they were going to go by themselves because of the capabilities we can bring to bear; two, we can participate more fully than in the value chain beyond being just the sequencers and the consumables with the royalty by taking an active role in the end-to-end delivery of that solution.

And then finally, strategically, but what’s really important to us was, you remember, Doug, when I told you how we came up with the idea of GRAIL, right? We were running NIPT samples when we noticed these abnormalities that let us know that you might have an ability to detect cancer in the blood. And so what we realized was that the GRAIL application was going to allow them because you screen healthy people, GRAIL was going to end up screening tens of millions of people every year. And the GRAIL team was going to get genomic data on those people, clinical data on those people and follow them longitudinally. And so the ability to be able to use that data to detect the next test is extraordinary high.

We know many, many diseases have methylation signatures. When we’re talking about diseases like NASH, the fatty liver disease, but also neurological conditions, Alzheimer’s, Parkinson’s. And so imagine the position if you are looking at that data from tens of millions of people, genomic, clinical, longitudinal. That cycle of innovation is unparalleled, right? You’d have access to this tremendous data source that allows you to innovate to the next test and the next test. And that’s not something we naturally have access to at Illumina with the current setup by providing them sequencers and consumables.

And so that’s sort of what brought it all together. We said financially, it’s much better for Illumina and our shareholders to own it. Secondly, we can actually accelerate that market and participate more fully in that market. And strategically, it positions us uniquely to be in the forefront of innovating the next set of clinical diagnostic tests.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

No -- and that’s really helpful, Francis. And I think one thing that I think at the beginning was lost on me, and I think probably it was lost on a lot of folks today or this week as I’ve talked to them, is there is, to your point, an argument to be made that while technology evolves and you got to decide when you’re going to take on the right -- take on more risk at what time, the database value associated with this initiative is pretty unique, and it’s not just cancer. It potentially could move diagnostics forward in other categories, which is, I think, something that was at least lost on me  at the beginning of the week.

One of the things -- and you’ve talked a little bit about this today, and you talked about it earlier this week is, you talked about having the clinical infrastructure in place to help GRAIL move more quickly to market, not just in the U.S., but globally. On the surface, as I’ve thought about it more, it’s kind of struck me at points that like you’re kind of talking about infrastructure to create infrastructure, meaning there’s not a clinical sales force in India per se, but you have infrastructure in India and connections in India. And I’m just randomly picking India, pick whatever country, where you could hire people and leverage existing relationships from a regulatory standpoint.

Am I not thinking about it the right way when I put it that way?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

You’ve got some of it right. Let me paint it in for you. So over the last 8 years, we’ve been building out our clinical capabilities to build on our strength in the research markets. And today, we’re actually one of the largest clinical genomics companies in the world. Actually, we do sell clinical products in India, to your example. We just announced the COVIDSeq product, for example, a few weeks ago, that we sold into India.

If you look at our entire employee base, right? So about 2,000 of our 8,000 employees today are directly involved in serving clinical segments. From selling clinical products, we do have a clinical sales team, Doug, but also manufacturing, regulatory, reimbursement, clinical labs, clinical sales and marketing. We also got the first FDA-cleared sequencers in 2013 and since then have been expanding our clinical portfolio.

So we have other sequencers. We have the NextSeqDx. We have other clinical solutions like VeriSeq NIPT, which has been used so far to process 1.4 million clinical samples since we launched it in 2017. We have clinical labs now, including one in the U.K. that combined have run over 1 million clinical samples over the last 5 years. We have IVDs that we market and sell in more than 35 countries around the world, supported by world-class regulatory and operations framework and teams. And now we did this organically as well as through acquisitions like Verinata, like Myraqa.

And in addition to all that, including the clinical sales and marketing, we will be getting capabilities that GRAIL has been building now over the last 4 years. And so you’ll be augmenting the strength we have with what they’re bringing to Illumina, too. And I think that’s maybe one of the under-told stories about Illumina that we are now the largest clinical genomics company in the world. As you know, about half our consumable revenue now comes from the clinical markets, and we are directly involved in every aspect of the value chain, from building those products and designing those products, to selling, marketing, in customer support, getting approvals of those products.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

So that’s -- I wanted to talk about fit, and that was kind of half of what I wanted to talk about. I think the -- I guess the other way I would want to address the fit question is, in many ways, simply put, this deal requires investors to have a lot of confidence in you and the folks below you. So really, the Illumina senior management to execute pretty flawlessly, especially given the price that’s being paid here.

Illumina has been known as having a team that has really deep technical and market knowledge, but not necessarily -- or at least to the outside world, it would be -- I think folks would say, I’m not sure if that’s as true on the clinical side in spite of what you just said, Francis. I think we view you as a strong -- you and the team as strong tools innovators. I think we view you as strong clinical enablers. I think the clinical perception is not   as strong.

So I’m guessing you don’t completely agree with that based on what we just talked about, at least in terms of the reality of it. But is there anything else you’d want to highlight to allay any concerns out there or uncertainty regarding you and your team’s ability to execute on this?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. There are a few things that I’d say. One is, look, we’ll start with the fact that our core business itself is strong. And so you’re starting with a position of strength. And I’ve talked about the fact that looking out into the future, we can see a continued double-digit revenue CAGR for our core business on its own. So we’re starting from a position of strength.

Secondly, you’ve seen us execute on this strategy before of acquiring a technology, the leading technology and getting into a new space, while keeping our existing business. You talked about the fact that we did this in 2006 when we acquired Solexa. And initially, the stock went down. But clearly, as you said, it’s been a terrific, terrific since then...

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Yes. That’s pretty good.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

But you also saw us do this in 2013 when we acquired Verinata in the NIPT space. And again, when we announced that, the stock went down, but NIPT has been a huge success for us in terms of moving that market forward, in terms of creating the VeriSeq NIPT solution as well as enabling our customers to create their own NIPT solutions too and build out our strength.

Clearly, it says, look, we are in this acquisition, we’re acquiring into a very large space, right? So it’s the largest clinical genomics application that we can see. It’s a $30 billion -- sorry, $60 billion TAM you’re adding to the Illumina TAM. So we’re getting into a very large space, and we’re getting into it with the leading asset. So the GRAIL team has put together a product that is ahead of everyone else in the market.

And so I think you add all those things together. We’re starting from a very strong core position. This is a play we’ve executed before, a couple of times successfully. We’re entering into this $60 billion market with the leading player in that space, and I think all of those should give confidence  in the plan going forward.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

In the time we have left, Francis, I want to go to something that I brought up, I think, with my first question on the call, Monday, competing with customers. And you talked about on that call what’s changed and when you would compete and when you wouldn’t compete. And I don’t think   we necessarily need to revisit that today.

But I am curious how are your customers reacting? I mean I think at the time of the call on Monday, you weren’t in a position to have had those conversations. I’m sure you have had at least some of those over the last couple of days. I know, at least from a being conservative standpoint, you planned in the long-term model for the possibility that there would be some attrition from existing customers. Can you tell us anything about how the reaction has gone thus far?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. So -- and our strategy has always been we want to be the platform provider to all the market segments that we serve. And in a few segments, we will provide a vertical solution that could compete with some of our customers, just like any other platform provider in the tech space or frankly, even in our space.

Just to put things in context, in this space, the early detection of cancer space, if you look at our 6,600 customers, none of them are in this space yet. And about 20 customers out of the 6,600 have said that they have an interest in exploring that space. Those 20 customers represent roughly about 2% of our revenue, just the scope we’re talking about. And I’ve had a chance now to talk to a number of those customers, as you said. I was going to talk to them after the announcement on Monday.

And in general, those conversations have been good and productive. All of them get it, so there was no, why are you doing this? And what they want from us and we’re putting together for them, is a commitment to continue to give them sort of unfettered access to our technology. So we’ve talked to all of them now about long-term supply agreements so that they continue to have sort of guaranteed access to our sequencers and consumables and put together these long-term commitments between us, which, of course, we’d love to do. We want to make sure they feel supported, and that kind of commitment on both sides is frankly good for both of us.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Very quick, I mean, to that point, is there any change in how you would think about pricing Galleri versus how GRAIL was talking about it? I mean I could see where that might be a concern for some of your customers if you get even more aggressive with pricing?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. I’ll start by saying that, that team knows the market the best. And so we’re going to have them take the lead on what they think the market is going to bear. Having said that, I’ll say a couple of things. One, we, in our deal model, built in more conservative assumptions around the pricing of Galleri. And so they’ve talked about the fact that they want to launch between -- with a price point between $600 and $900. We built a more conservative price, than even the $600, into our deal model to value the deal. We also build in more conservative assumptions around uptake, reimbursement, post reimbursement pricing into our deal model. So that’s one thing I’d like to say.

Secondly, our ethos at Illumina is to democratize access to genomics. That is what we do. That’s what we’re passionate about. We truly believe the life-saving technology we bring to market should be available to everyone. And so we’re going to come into it with a bias of saying, how do we make this test available to everyone across economic tiers, across global, the world? And so we’re going to come into that, and we’re very good at that, as you know. As you said, from an engineering perspective, we have truly excellent teams. It can think about how you continue to drive the cost of a product down, and those are all capabilities we’re going to bring to bear to GRAIL.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Francis, we are out of time. I don’t know if you’d want to take the opportunity before we part ways to just talk about how you want the investment community to measure success over a year, over 3 years, over 5 years. Maybe that’s a good way for us to part, and I think it would be of interest for folks.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Sure. So if we think about the next year, I think the big -- big things that happened over the first year are going to be the launch of Galleri, the screening product and then also their DAC product. That’s sort of the first really big milestones. And that’s going to be supported by the studies that they’re going to continue to report on the Pathfinder study, that they’re going to do and then the CCGA III study as well. And so those are going to be important launches with important data backing them up.

And then it’s going to be sort of the ramp and the uptake, the ability to demonstrate traction with some of the innovative health care systems, some of the self-insured employers and the progression towards the PMA that’s going to be in the later years.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. Francis, this is really helpful. I really appreciate you taking the time. I know it’s been a crazy week. I’m glad the timing worked out for us to be able to get you into this forum to talk about this, and thanks for all the clarifications and the additional comments today. Really appreciate it.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. Thank you, Doug, for having me. And thank you, everyone, for watching.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Okay. All right. Great. Great, Francis. We’ll talk to you soon. Be well.

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In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

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This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.